Sherman & Howard L.L.C.	ATTORNEYS & COUNSELORS AT LAW 633 SEVENTEENTH STREET, SUITE 3000 DENVER, COLORADO 80202 TELEPHONE: (303)297-2900 FAX: (303)298-0940 OFFICES IN: COLORADO SPRINGS PHOENIX · RENO · LAS VEGAS

Jeffrey R. Kesselman

Direct Dial Number: (303) 299-8348

E-mail: jkesselman@sah.com

October 24, 2005

By Edgar and Federal Express

Mr. Craig Slivka

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:

HIA, Inc.
Schedule 14C
File No. 0-09599
Schedule 13E-3
005-32535
Filed August 30, 2005

Dear Mr. Slivka:

This letter is submitted on behalf of HIA, Inc. in response to the comments of the staff of the Division of Corporation Finance as set forth in your letter to Alan C. Bergold dated September 30, 2005.  For your convenience, the staff's comments and our responses are set forth below.

We are simultaneously filing via the EDGAR system a revised version of the above-referenced Schedule 14C and Schedule 13E-3.  The Schedule 14C and Schedule 13E-3 have been amended to respond to the staff's comments, as well as to update the financial information for HIA’s fiscal third quarter and to correct and update other information.  For your convenience, we have included with this letter three marked copies of these filings showing the changes that we have made in response to your comments.  Page references in the staff's comments refer to the Schedule 14C filed on August 30, 2005 and page references in the responses refer to Amendment No. 1 to the Schedule 14C being filed herewith (the “Amendment”), as marked to show changes to the original filing.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

SCHEDULE 13E-3

Signature Page

1.

The title of each person signing this schedule must be typed or printed beneath their signature. Please revise.

RESPONSE:

We have revised the signatures to the Schedule 13E-3 to include each filing person’s title beneath his name.

Information Statement on Schedule 14C

General

2.

Because a small number of unaffiliated shareholders will continue to own stock after the split, please disclose any current plans to do a squeeze-out merger after this transaction.

RESPONSE:

We have revised the disclosure to confirm that HIA has no such plans.  Please see pages 3 (in the Summary Term Sheet) and 46 of the Amendment.

3.

You disclose that HIA will "only have a handful of shareholders" following this transaction. Please quantify. Note that if, after the transaction, there are unaffiliated security holders who will remain shareholders of the company, you must revise the document to provide a separate fairness determination with respect to each group of unaffiliated security holders. See Q&A No. 19 of Exchange Act Release No. 17719 (April 13, 1981).

RESPONSE:

We have quantified the number of unaffiliated shareholders that HIA expects will retain shares of HIA common stock following the transaction.  Please see pages 3 (in the Summary Term Sheet), 7 and 40 of the Amendment.  We have also revised the disclosure throughout the Information Statement to confirm that the fairness determination of HIA’s board of directors applies to all unaffiliated shareholders, including those who will retain an interest in HIA and those who will be cashed out as a result of the transaction.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

Summary Term Sheet

What if I hold shares of HIA stock in "street name" or in multiple brokerage accounts?

4.

You disclose that HIA intends to apply the split transaction to security holders who hold their shares directly and those that hold their shares in "street name." Tell us how you can ensure that the transaction is effected at the level of street name holders. Revise to discuss the actions that should be taken by your security holders to ensure that the split will have the desired effect.

RESPONSE:

The amendment to HIA’s certificate of incorporation that would effect the reverse stock split provides that any shareholder who beneficially owns shares of HIA through the Depository Trust Company will be treated as the record owner of such shares for purposes of applying the reverse stock split and the payment of cash in lieu of fractional shares.  HIA intends to instruct brokers and other nominees who hold shares through DTC to effect the reverse split transaction for the shareholders who hold shares of HIA stock in street name.  These are the same as the procedures that would be utilized to cash out fractional shares in connection with a public company merger.  We have revised the disclosure in the Summary Term Sheet to cross reference a detailed discussion of how HIA will effect the reverse split at the level of street name shareholders.  Please see pages 2 (in the Summary Term Sheet) and 59 of the Amendment.

5.

You suggest that a security holder may want to combine their shares into a single account or request a certificate for their street name shares of the security holder holds more than 45,000 shares in different forms. Please advise security holders who they should contact to accomplish this.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see pages 2 (in the Summary Term Sheet) and 28 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

How did the board of directors determine the fairness of the reverse split?, page 9

6.

Please disclose the number of directors and the fact that none are independent.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see page 3 (in the Summary Term Sheet) of the Amendment.

What are the interests of affiliates of the company in the reverse stock split?

7.

We note that you disclose that the directors and executive officers have interests in this transaction that could conflict with unaffiliated shareholders, namely owning 97% of your stock after the transaction. Please revise to briefly disclose all of the specific interests that your officers and directors have in this transaction, including the amount of shares and/or consideration to be received by each. Also, confirm that the compensation to be received by your officers and directors will not increase as a result of this transaction and that there will not be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction.

RESPONSE:

We have revised the disclosure to expand the description of the interests of HIA’s directors and officers in the transaction.  Please see pages 4 (in the Summary Term Sheet) and 41 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

What percentage of shareholders must vote in favor of the reverse split transaction for it to be approved..., page 11

8.

In discussing the votes required to approve the proposal, please state the total voting power, in terms of shares expressed as a number, as well as a percentage, represented by the officers and directors who have expressed their intent to vote their shares in favor of the transaction.

RESPONSE:

We have revised the disclosure to include the number of shares in addition to the percentage held by the officers and directors of HIA.  Please see pages 5 (in the Summary Term Sheet) and 9 of the Amendment.

Will I have to pay brokerage commission when I receive cash for my shares?

9.

Please address the possibility that security holders will be required to pay commissions or other transaction fees if they hold their shares through a broker, or other intermediary.

RESPONSE:

We have revised the disclosure in accordance with the staff’s comment.  Please see page 6 (in the Summary Term Sheet) of the Amendment.

Special Factors

Background of the Transaction, page 15

10.

In an appropriate place in this discussion, expand the discussion of the background of the transaction to describe all meetings, negotiations, contacts, etc. among board members, management and/or third parties. In doing so, please identify the participants in and initiators of each meeting or contact and the date of each meeting. In particular, we note the following:

•

Please identify the person or persons who first raised the issue of taking the company private and provide a more definite time frame for this action. We note your statement that the board of directors initiated the discussion and that Mr. Bergold made certain observations at this meeting.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

RESPONSE:

We have revised the disclosure to include the requested information.  Please see page 13 of the Amendment.

•

Provide a materially complete summary of Mr. Bergold's report to management.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see page 13 of the Amendment.

•

Please disclose the details of the subsequent discussions held by the board to as to the price that would be fair to unaffiliated shareholders since the initial January 26, 2005 meeting. Please disclose the dates, initiators, and conclusions of all such meetings. For instance, were there meetings between March and July and between July and August 29, 2005.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see pages 14-16 of the Amendment.

•

Describe the participation of the other members of the board other than Mr. Bergold in the background of the transaction. Address why the board first initiated discussions about going private in 2005 rather than some earlier date since the passage of the Sarbanes-Oxley Act.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see pages 14-16 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

•

Clarify how the board chose the three investment banking firms to interview and why it settled on St. Charles Capital. Disclose its qualifications. See Item 1015(b)(2) of Regulation M-A. Were any of the firms engaged to provide financial consulting services to you at that time or had they had relationships with you in the past?

RESPONSE:

We have revised the disclosure to include the requested information.  Please see pages 14-15 of the Amendment.

•

Please discuss any other prices that were considered before determining the final cash out price. We note that prior to engaging St. Charles Capital, the board preliminarily determined that $0.60 per share was fair. Elaborate on this deliberative process, including how the board derived the per share price based on the trading prices, book value, results of operations and projected future results. Also, did the board choose the price per share exclusive of St. Charles? Please refer to Item 1015(b)(5) of Regulation M-A.

RESPONSE:

We have revised the disclosure to elaborate on the processes followed by the board in deriving the price of $0.60 per share.  Please see page 15 of the Amendment.  We have also revised the disclosure to provide that the board of directors did not consider any other prices.  Please see page 15 of the Amendment.

Alternatives Considered, page 17

11.

We note your statement that each of the alternative going private transactions discussed would be more costly than the reverse split. If the board quantified the anticipated costs of each alternative considered, please disclose this and compare to the costs of the reverse split.

RESPONSE:

We have revised the disclosure in accordance with the staff’s comment.  Please see page 17 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

12.

We note your statement that neither you nor your shareholders have realized the benefits normally associated with being a public company and the subsequent, separate discussion of liquidity for public shareholders. If there are other benefits that the board considered, please elaborate upon them. Explain why they have not in the past and are not now being realized and why you do not believe that they will be realized in the future.

RESPONSE:

We have expanded the discussion of why HIA has not realized the benefits of being a public company and combined this discussion with the discussion about the lack of liquidity for public shareholders.  Please see pages 19-20 of the Amendment.

13.

Please disclose why HIA did not consider any transactions with unaffiliated third parties.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see pages 17-18 of the Amendment.

Purposes and Reasons for the Proposed Reverse Split, page 18

14.

Please elaborate upon how you arrived at the $160,000 first year and $100,000 subsequent incremental costs of complying with Section 404.

RESPONSE:

We have revised the disclosure to include a breakdown of the costs included in the Section 404 compliance estimates.  Please see pages 13 and 18 of the Amendment.

Potential Disadvantages of the Reverse Split, page 19

15.

In addition to disclosing whether and how you intend to communicate with your shareholders about your financial condition and operating results and the extent to which you will be required to communicate with your shareholders after the transaction, please include the lack of public disclosure as a potential disadvantage of the reverse split. We note that you mention this briefly in the Summary Term Sheet.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

RESPONSE:

We have revised the disclosure in accordance with the staff’s comment.  Please see page 21 of the Amendment.

16.

Revise to discuss that you will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of your financial statements. Please refer to Instruction 2 to Item 1013 of Regulation M-A.

RESPONSE:

We have revised the disclosure in accordance with the staff’s comment.  Please see page 21 of the Amendment.

Fairness Determination of HIA's Board of Directors, page 19

17.

If a filing person relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation.  We note that in the section entitled Liquidation Value, the board adopted this specific analysis of St. Charles Capital.  It is unclear if the board has adopted the remainder of St. Charles' opinion and analysis.  You should clarify that you are adopting all of St. Charles Capital's analyses, as opposed the liquidation or any other single analysis.

RESPONSE:

In response to the staff’s comment, we have revised the disclosure to clarify that the board of directors adopted all of the analyses performed by St. Charles Capital.  Please see page 24 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

18.

We note on page 16 that in preliminarily evaluating the $0.60 per share price the board considered whether this constitutes fair value in relation to the results of operations in recent periods and projected future results.  Please elaborate on how the board considered the company's historical and projected results of operations in its evaluation of the proposed $0.60 per share price.

RESPONSE:

We have revised the disclosure to include a more detailed description of the board’s evaluation of the per share price.  Please see page 15 of the Amendment.

Procedural Fairness, page 21

19.

Please expand on the basis for the favorable procedural fairness determination in the absence of the safeguards identified in Item 1014(c), (d) and (e) of Regulation M-A. Your discussion of each of these items focuses on the impracticality of using these safeguards rather than why the transaction is procedurally fair to unaffiliated shareholders in their absence. Regarding the approval of unaffiliated shareholders, your discussion should also specifically refer to the fact that the vote is assured and that the shareholders are not entitled to appraisal rights. Also, explain how St. Charles' determination that the cash to be paid to investors is fair constitutes a procedural safeguard. Please refer to Question and Answer 21 in Exchange Act Release 17719 (April 13, 1981).

RESPONSE:

We have revised the disclosure to expand upon the basis for the board’s determination that the transaction is procedurally fair to unaffiliated shareholders and to address the other comments raised by the staff.  Please see pages 24 - 28 of the Amendment.

20.

Revise to clarify whether the board made the determination that this transaction is procedurally fair with respect to each group of unaffiliated shareholders - those remaining security holders after the reverse split and those being cashed out. We note the distinction made regarding the substantive fairness to each group.  Please also revise the language in the first paragraph under "Fairness Determination of HIA's Board of Directors" to clarify whether the board considered whether the transaction is procedurally fair to HIA's unaffiliated shareholders, including those who will receive cash and those who will retain shares, as opposed to whether the transaction is procedurally fair to shareholders, including those who are unaffiliated. The board and other filing persons must discuss their procedural and substantive fairness conclusions as to all unaffiliated shareholders, apart from all shareholders as a group.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

RESPONSE:

We have revised the disclosure to confirm that the board of directors of HIA and each of the filing persons determined that the transaction is procedurally fair with respect to each group of unaffiliated shareholders.  Please see pages 22 and 24-28 of the Amendment.

Opinion of St. Charles Capital, page 23

21.

Clarify whether St. Charles Capital opined as to the fairness of the price to be paid to the unaffiliated shareholders. Most of the references in this section refer to all shareholders who will receive cash as a group. This presumably includes affiliated shareholders, who may be cashing out fractional shares and retaining whole shares, as well as unaffiliated shareholders. If St. Charles Capital did not opine specifically as to the unaffiliated shareholders, but instead opined as to all shareholders, please make this clear and discuss, under Fairness Determination of HIA's Board, why the board nevertheless relied upon and adopted the analyses conducted by St. Charles Capital as a basis for its conclusion that the transaction is fair to unaffiliated shareholders.

RESPONSE:

In response to the staff’s comment, we have obtained a supplement to the July 28, 2005 opinion from St. Charles Capital confirming that its fairness opinion, dated July 28, 2005, applied to all unaffiliated shareholders of HIA, including those who will retain an interest following the reverse split transaction and those who will be cashed out as a result of the transaction as of the date of the fairness opinion.  The supplement to the July 28, 2005 opinion is attached to the Information Statement as Annex B-2.  We have also revised each reference to the fairness opinion to clarify its scope.  Please see, among others, pages 23 and 29-30 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

22.

Please confirm supplementally that St. Charles Capital has not received any other compensation from or had any material relationship with you or your affiliates for two years.  See Item 1015(b)(4) of Regulation M-A.

RESPONSE:

HIA confirms that neither St. Charles Capital nor any of its principals has received any other compensation from or had any material relationship with HIA or any of its affiliates during the past two years.  We have revised the disclosure to include a statement to this effect.  Please see pages 15 and 29 of the Amendment.

23.

Although we understand that you filed the opinion and the final board book of St. Charles Capital as an exhibit to your Schedule 13E-3, we remind you that that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document. This requirement would therefore require a discussion of the preliminary analyses performed in connection with the May 2005 presentation and report, as well as the July 28, 2005 opinion, presentation and report. Please revise to include a discussion of both the final and preliminary reports.

RESPONSE:

We have revised the disclosure to include a detailed explanation of the changes that St. Charles Capital made from the May 2005 to the July 2005 presentation and report.  Please see pages 37-39 of the Amendment.  Because the two reports are otherwise substantially identical,  a separate summary of the May 2005 presentation and report would simply repeat much of the disclosure made with respect to the July 2005 presentation and would therefore be of limited usefulness to shareholders of HIA.  We believe that the explanation of differences between the two provides more useful disclosure.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

24.

In connection with your discussion of the preliminary and final reports that St. Charles Capital prepared, please elaborate on the reasons for and effect of the adjustments that HIA requested St. Charles Capital to make. In particular, we note your disclosure that the original valuation was revised to reduce the amount of the "control premium adjustment" to characterize the 10% discount as a "lack of liquidity" discount, however the impact of this change on the analyses that were conducted is not clear.

RESPONSE:

The requested information has been included in the new section captioned “Comparison of May and July Valuation Reports” beginning on page 37 of the Amendment.

25.

Briefly describe the assumptions made and limitations on the scope imposed on St. Charles Capital's opinion.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see page 31 of the Amendment.

26.

We note that St. Charles Capital relied upon the accuracy and completeness of the financial information and other pertinent information provided by HIA to St. Charles for purposes of rendering its opinion. Please disclose whether the board considered this reliance on these materials to be reasonable.

RESPONSE:

We have revised the disclosure to confirm that the board of directors considered this reliance to be reasonable.  Please see pages 23-24 of the Amendment.

27.

You disclose that the summary is qualified in its entirety by the full text of the fairness opinion and the valuation report. Because you are responsible for the accuracy of the information in the filing, this qualification is inappropriate. Please remove this qualification.

RESPONSE:

We removed this qualification in accordance with the staff’s comment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

Comparable Company Analysis, page 25

28.

Disclose how the selected companies compare to HIA in terms of size. We note your statement that because most of the comparable public companies used in this valuation are significantly larger than HIA, St. Charles applied size discounts to the multiples on a company by company basis to more accurately reflect the valuation associated with a company of HIA's size. You should provide a similar discussion for your comparable transaction analysis.

RESPONSE:

We have revised the disclosure to include the size of each company included in the comparable public company analysis.  Please refer to the new table on pages 33-34 of the Amendment.  Because the size of the comparable transactions ranged from $1 million to $10 million, St. Charles Capital did not apply size discounts in the comparable transaction analysis.  Accordingly, the size of each individual company used in St. Charles Capital’s comparable transaction analysis is not relevant to a shareholder’s understanding of that analysis.

29.

We note that when applying the size discounts to the multiples on a company by company basis, the discounts used ranged from zero to 26.2%. Please disclose how the specific discount percentages were determined and provide the discount used for each of the eight comparable companies.

RESPONSE:

We have revised the disclosure to include the amount of the size discount applied to each comparable public company and to explain how the size discounts were determined.  Please see pages 33-34 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

30.

We note that St. Charles applied a 10% illiquidity discount in order to adjust for the fact that HIA's stock is less liquid than that of many of the comparable public companies. Please disclose what you applied the 10% illiquidity discount to and you determined that 10% was the correct amount.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see the new table on pages 33-34 of the Amendment and the text immediately preceding that table.

Discounted Cash Flow Analysis, page 28

31.

Please disclose the projections provided by management and the basis for selecting the discounted rates.

RESPONSE:

The projections that were provided by management of HIA and utilized by St. Charles Capital in its discounted cash flow analysis are set forth under the heading “Financial Information – Financial Projections” beginning on page 54 of the Amendment.  We have revised the disclosure to explain the basis for selecting the discount rates that St. Charles Capital applied in its discounted cash flow analysis.  Please see page 36 of the Amendment.

Certain Effects of the Transaction - Directors and Officers, page 30

32.

Please indicate the nature of management's post-split management positions and compensation agreements, and discuss any other positions they will hold with you or any of your affiliates following the split.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see pages 4 (in the Summary Term Sheet) and 41 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

Federal Income Tax Consequences to Shareholders Who Own Fewer Than 45,000 Shares, page 31; Federal Income Tax Consequences to Shareholders Who Own More Than 45,000 Shares., page 31

33.

Revise your discussion to remove the word "generally" from your statements concerning the tax consequences of the transaction as it may suggest to shareholders that they should not rely on it.

RESPONSE:

We have revised the disclosure to eliminate the word “generally” from the discussion of the tax consequences of the reverse split transaction.

34.

You disclose that this summary does not discuss all of the aspects of federal income taxation which may be important to security holders. Although the discussion is a summary, it must discuss all material federal income tax consequences. Please revise.

RESPONSE:

In response to the staff’s comment, we have revised the disclosure to clarify that the summary may not discuss those federal income tax aspects which may vary based on a shareholder’s individual circumstances.  Please see page 41 of the Amendment.

35.

Please revise these discussions to discuss, on one hand, tax consequences to affiliated shareholders and on the other, tax consequences to unaffiliated shareholders.

RESPONSE:

We have revised the discussion to clarify that the federal income tax consequences of the reverse split transaction apply equally to affiliated and unaffiliated shareholders of HIA.  Please see pages 42-43 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

36.

Eliminate the disclaimer in the last sentences under "Federal Income Tax Consequences to Shareholders Who Own More Than 45,000 Shares" and other similar disclosure within this section. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you should not include language that suggests that they cannot rely on your disclosure.

RESPONSE:

In response to the staff’s comment, we have eliminated the disclaimer from the end of the fourth and fifth paragraphs of this section.  We retained the statement at the end of the second paragraph of the section that a shareholder should consult a tax advisor “as to the particular … tax consequences, in light of their specific circumstances.”  We believe this statement is consistent with the staff’s comment.  We also retained the statement at the end of the fifth paragraph of the section that a shareholder should “seek advice based on its particular circumstances from an independent tax advisor.”  We believe this statement is required by Internal Tax Revenue Service Circular 230 and is also consistent with the staff’s comment.

Fees and Expenses; Financing the Reverse Split Transaction, page 32

37.

Please briefly describe any plans or arrangements to finance or repay the loan used to fund this transaction. If you have none, please state. Please refer to Item 1007(d)(2) of Regulation M-A.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see page 44 of the Amendment.

38.

Briefly disclose the financial ratios and other covenants that must be complied with under HIA's line of credit. Also, definitively disclose whether HIA currently is in compliance with these ratios and covenants. Further, disclose whether HIA has a contingency plans if it is unable to draw down on this line of credit to pay for the securities in this transaction.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see page 44 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

Interests of Officers and Directors in the Transaction, page 33

39.

Disclose the effect of the transaction on each affiliate's interest in the net book value and net income of HIA, Inc. in both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE:

We have revised the disclosure to include the requested information.  Please see pages 45-46 of the Amendment.

Financial Information

Financial Projections

40.

Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to St. Charles Capital and used to formulate its opinion. To the extent that the projections that have been disclosed and will be disclosed have not been prepared in accordance with GAAP, advise us what consideration you have given to whether they require additional disclosure pursuant to Rule 100(a) of Regulation G.

RESPONSE:

HIA confirms that all projections and underlying assumptions of the company that were supplied to St. Charles Capital and used to formulate its opinion have been disclosed in the Information Statement.  In response to the staff’s comment, we have revised the disclosure to provide an explanation of why the presentation of EBIT and EBITDA are relevant and useful in the context of St. Charles Capital’s analysis and to provide reconciliations of those measures to net income, which is the most directly comparable financial measure calculated and presented in accordance with GAAP.  Please see pages 55-56 of the Amendment.

Exchange of Certificates, page 42

41.

We note that promptly after the transaction, HIA's transfer agent will mail to each shareholder a letter of transmittal and instructions to effect the surrender of the certificates in exchange for a cash payment and a certificate representing the shareholder's post-split shares, if any, and that upon surrender of a certificate for

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

cancellation, together with the letter of transmittal, the holder of such certificate will receive a cash payment and a certificate representing his or her post-split shares and the surrendered certificate will be canceled. Please revise to disclose the approximate length of time between the effective date of the reverse stock split and the date on which shareholders will receive their cash payments for fractional shares.

RESPONSE:

We have revised the disclosure to include all timing information pertaining to the exchange that can be controlled by HIA.  Please see page 61 of the Amendment.  We have stated that letters of transmittal will be mailed promptly following the transaction and we have stated that we expect to make cash payments within three business days after receipt of the shareholder’s stock certificates.  All other factors that may effect the length of time before payment is made, such as the delivery time of the letter of transmittal and the time for shareholders to return their stock certificates, are out of HIA’s control and we do not think it would be appropriate to speculate as to how long such actions may take.

Reservation of Rights, page 43

42.

We note that you reserve the right to abandon the transaction without further action by your shareholders at any time before the filing of the certificate of amendment with the Secretary of State of New York and to delay the transaction if there is litigation pending regarding the transaction. Please revise to elaborate on all of the conditions under which the board might consider not going through with or delaying the reverse split.

RESPONSE:

We have revised the disclosure to describe the circumstances in which the board of directors of HIA may decide not to implement the reverse split transaction.  Please see pages 61-62 of the Amendment.

Documents Incorporated by Reference, page 43

Sherman & Howard L.L.C.

Mr. Craig Slivka

October 24, 2005

43.

Please note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference. Please revise.

RESPONSE:

We have revised the Information Statement to eliminate the reference to “future incorporation.”  Please see page 63 of the Amendment.  We have also revised the Schedule 13E-3 to incorporate by reference HIA’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2005.  Please see Item 13 of the amended Schedule 13E-3.

Closing Comments

In accordance with the staff’s request, we are simultaneously filing by EDGAR a Tandy letter signed by HIA and each of the other filing persons.

If you have any questions regarding the Amendment or this letter or if you require any additional information, please call me at (303) 299-8348 or Andy Blair at (303) 299-8138.

Sincerely,

Jeffrey R. Kesselman

JRK/dr

cc:

Alan C. Bergold

Carl J. Bentley

Donald L. Champlin